VIA EDGAR	April 17, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3233

Washington, DC  20549

Attention: Sonia Barros

Re:	BRIX REIT, LLC

Post-effective Amendment to Offering Statement on Form 1-A POS

File No. 024-10767

Acceleration Request

Requested Date:   April 19, 2018

Requested Time:  4:30 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended BRIX REIT, LLC (the “Company”) hereby respectfully requests that the above-referenced post-effective amendment to the Company’s offering statement on Form 1-A  POS (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes Gregory W. Preston of Corporate Law Solutions, PC, counsel to the Company, to make such request on its behalf.

We request we be notified of the qualification of the Offering Statement by telephone call to Gregory W. Preston of Corporate Law Solutions, PC, at (949) 760-0107.

If you have any questions or comments regarding this acceleration request, please direct them to Mr. Preston.

Very truly yours,

/s/ RAYMOND J. PACINI Raymond J. Pacini Chief Financial Officer BRIX REIT, LLC

cc:	Gregory W. Preston, Esq.

Corporate Law Solutions, PC